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Jimena Acuña Smith T +1 415 315 2306 jimena.smith@ropesgray.com

March 28, 2017

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Edward Bartz

Re:	Pax World Funds Series Trust I (File Nos. 002-38679, 811-02064) and Pax World Funds Series Trust III (File Nos. 333-194601, 811-22935) (each a “Registrant” and collectively, the “Registrants”)

Dear Mr. Bartz:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on March 15, 2017 in connection with the Registrants’ preliminary proxy statement filed on Schedule 14A with the Commission on March 10, 2017 (the “Preliminary Proxy Statement”). The Staff’s comment is summarized below, followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

Comment: With regard to Proposal 3 in the Preliminary Proxy Statement, which seeks shareholder approval to amend the fundamental investment restriction on lending for all series of the Registrants, please consider disclosing why the fundamental investment restriction on borrowing for each series does not need revision in order to permit interfund borrowing.

Response: In response to your comment, the disclosure has been revised, as follows:
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The Trustees recommend that the Funds amend their current fundamental investment restriction on lending to allow the Funds to lend money to the extent permitted under applicable law or any applicable exemptive order or other relief. The proposed amendment would have the effect of conforming the Funds’ restriction more closely to the statutory and regulatory requirements under the 1940 Act, as they may exist from time to time, as modified by any applicable exemptive order or other relief, without incurring the time and expense of obtaining shareholder approval to change the fundamental investment restriction as those requirements change.

Further, the proposed amendment to the Funds’ fundamental investment restriction on lending would provide the Funds with the flexibility to engage in interfund lending, should the Funds obtain an SEC exemptive order or should the SEC adopt a rule permitting such lending. Under an interfund lending agreement, a Fund would lend money or borrow money for temporary purposes directly to and from another eligible Pax World Fund through a credit facility (an “Interfund Loan”), subject to meeting the conditions of the applicable exemptive order or rule. The Funds’ current fundamental investment restriction on lending would not permit the Funds to participate in Interfund Loans and, consequently, the Funds have not yet applied for an exemptive order. By contrast, the Funds’ current fundamental investment restriction on borrowing, which states that each Fund may not “borrow money and/or issue senior securities except to the extent permitted by law, as interpreted or modified, or otherwise permitted by regulatory authority having jurisdiction from time to time,” would not prevent the Funds from entering into Interfund Loans in accordance with an applicable SEC exemptive order or rule and conforms to the statutory and regulatory requirements under the 1940 Act. Accordingly, the Trustees are not seeking to amend the Funds’ fundamental investment restriction on borrowing.

The Advisers and the Trustees believe that the ability to engage in interfund lending is in the best interests of the Funds. The Advisers have indicated that they have no current intention to change the way in which any Fund is managed in connection with approval of this Proposal.

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We hope that the foregoing response adequately addresses the Staff’s comment. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith

Jimena Acuña Smith

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